Interim Financial Information

Flex LNG Ltd.

Third Quarter 2021
November 16, 2021

1	Flex LNG Ltd. Third Quarter Results 2021

November 16, 2021 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the third quarter and nine months ended September 30, 2021.

Highlights:
•Revenues of $81.8 million for the third quarter 2021, compared to $65.8 million for the second quarter 2021.
•Net income of $32.8 million and earnings per share of $0.62 for the third quarter 2021, compared to net income of $12.7 million and earnings per share of $0.24 for the second quarter 2021.
•Average Time Charter Equivalent1 ("TCE") rate of $68,341 per day for the third quarter 2021, compared to $57,780 per day for the second quarter 2021.
•Adjusted EBITDA1 of $64.5 million for the third quarter 2021, compared to $46.8 million for the second quarter 2021.
•Adjusted net income1 of $32.0 million for the third quarter 2021, compared to $15.7 million for the second quarter 2021.
•Adjusted basic and diluted earnings per share1 of $0.60 for the third quarter 2021, compared to $0.29 for the second quarter 2021.
•In November 2021, the Company announced time charter agreements with an international energy major for the attractive long term fixed rate time charter for two vessels, Flex Resolute and Flex Courageous, with a firm period of three years and options for an additional four years on each vessel. The charters will commence in the first quarter 2021.
•The Company has now secured attractive long-term time charters with a mixed portfolio of market rate and fixed rate contracts and at the date of this report, our Fleet has an aggregate of 33 years firm periods and with charterer's options this could extend to over 69 years, if declared.
•During the third quarter we purchased 152,656 treasury shares and to date we have repurchased 980,000 shares at an aggregate cost of $9.4 million, or $9.64 per share, in accordance with the share buy-back program.
•In November 2021, the Company signed a sale and charterback agreement for the vessel, Flex Volunteer, resulting in a net proceeds to the Company of approximately $37.7 million.
•The Company declared a dividend for the third quarter of $0.75.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. Third Quarter Results 2021

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We are pleased to announce another strong quarterly report with revenues for the third quarter of $82 million in line with our guidance of approximately $80 million. In the fourth quarter, we will also be handsomely rewarded for maintaining a 30 per cent exposure to the spot market as the spot market is currently on at all time highs. Hence, we are consequently lifting our revenue estimate for the fourth quarter from previously guided $85 to $100 million to about $110 million, thus further improving earnings in the near term.

We have also recently secured another two attractive Time Charters which will further add to our growing backlog while de-risking our portfolio. Since April, we have secured long term fixed hire employment for eight of our ships, with charterers option for a ninth vessel next year, in line with our communicated strategy of securing high margin revenue backlog once the market has improved. Our firm contract backlog is now about 33 years with a further 36 years of optional backlog. This highlights the attractiveness of owning and operating highly efficient ships with significantly lower carbon footprint than the older generation ships.

Given our healthy earnings, positive outlook and super-strong financial position the Board has therefore decided to lift our quarterly dividend level from $0.40 per share to $0.75 per share, which provides our shareholders with a compelling yield of approximately 14 per cent.”

Business Update
During the second and third quarters of 2021, the Company agreed long term charters for six of our vessels. In the second quarter, Flex Endeavour and Flex Vigilant commenced their charters with Cheniere Marketing International ("Cheniere") with firm periods of 3.8 and 3 years respectively and Flex Constellation commenced its charter with international trading house with a firm period of 3 years. In the third quarter, Flex Ranger commenced its long term charter with Cheniere with firm period of 3.6 years. Additionally, the Company had options declared on Flex Aurora and Flex Resolute, which extended their fixed rate time charters by an additional six months on each charter at attractive rates and the option periods commenced in the third quarter 2021.

In November 2021, the Company entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels will be delivered during the first quarter 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two year periods. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

At the date of this report, the remaining aggregate firm periods for our Fleet are 33 years and with options declared this could extend to over 69 years.

3	Flex LNG Ltd. Third Quarter Results 2021

The Company has repurchased an aggregate of 980,000 ordinary shares, equivalent 1.8%, of the total issued ordinary shares, under the share buyback program approved in November 2020. The shares are held as treasury shares, and have been purchased at an weighted average price of NOK 83.13, or $9.64 per share. The program will expire on November 19, 2021.

Following the delivery of the three newbuildings in 2021, the Company has all thirteen vessels on the water. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels, including our final newbuilding, with Generation X Dual Fuel ("XD-F") propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the active boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels have a passive boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. The Company has a mixed portfolio of long-term time charters, both market linked and fixed rate, as well as spot market exposure, which allows for the Company to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

Results for the three months ended September 30, 2021 and June 30, 2021
The Company reported vessel operating revenues of $81.8 million for the third quarter 2021, compared to $65.8 million in the second quarter 2021. Vessel operating revenues increased due to the commencement of long term charters signed and options declared during the second and third quarters, in addition to the improvement in the spot market, which affected our market linked contracts and more operating days following delivery of the Flex Vigilant in May 2021.
Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.0 million in the third quarter 2021, compared to $1.0 million in the second quarter 2021.

Vessel operating expenses were $15.5 million in the third quarter 2021, compared to $15.5 million in the second quarter 2021.

Admin expenses were $1.7 million in the third quarter 2021, compared to $2.5 million in the second quarter 2021. The primary reason for the decrease is due to employee related performance bonuses for the year 2020, being paid during the second quarter.

Depreciation was $18.2 million in the third quarter 2021, compared to $17.1 million in the second quarter 2021. The increase in depreciation is due to a full quarter of depreciation on Flex Vigilant following delivery in May 2021.

4	Flex LNG Ltd. Third Quarter Results 2021

Interest expense was $14.3 million in the third quarter 2021, compared to $14.0 million in the second quarter 2021.

The Company recorded a net gain on derivatives of $0.9 million in the third quarter 2021, which includes an unrealized gain of $2.7 million. This compares to a net loss of $2.8 million in the second quarter 2021, of which $1.1 million was unrealized loss.

Net income for the third quarter 2021 was $32.8 million and earnings per share of $0.62, compared to a net income of $12.7 million and earnings per share of $0.24 for the second quarter 2021.

Adjusted EBITDA2 was $64.5 million for the third quarter 2021, compared to $46.8 million for the second quarter 2021.

Adjusted net income2 for the third quarter 2021 was $32.0 million and adjusted earnings per share $0.60, compared to an adjusted net income of $15.7 million and adjusted earnings per share of $0.29 for the second quarter 2021.

The time charter equivalent rate2 for the third quarter 2021 was $68,341 per day compared to $57,780 per day for the second quarter 2021.

Results for the nine months ended September 30, 2021 and September 30, 2020
Vessel operating revenues were $228.9 million for the nine months ended September 30, 2021 compared to $97.1 million for the nine months ended September 30, 2020. Vessel operating revenues increased primarily due to an increase in our Fleet from six to thirteen LNG carriers between July 2020 and May 2021, in addition to improved vessel utilization and higher achieved market rates for our vessels, when compared to the nine months ended September 30, 2020.

Voyage expenses were $2.3 million for the nine months ended September 30, 2021 compared to $2.6 million for the nine months ended September 30, 2020.

Vessel operating expenses for the nine months ended September 30, 2021, amounted to $45.2 million compared to $22.5 million for the nine months ended September 30, 2020. Vessel operating expenses was affected by the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.

Admin expenses for the nine months ended September 30, 2021 amounted to $5.9 million compared to $4.7 million for the nine months ended September 30, 2020. This is primarily due to the expansion of the management and
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

5	Flex LNG Ltd. Third Quarter Results 2021

administrative function in line with the expansion of our Fleet, increased directors and officers insurance expenses, in addition to performance bonuses for the year 2020 paid to staff in the nine months ended September 30, 2021.

Depreciation for the nine months ended September 30, 2021 amounted to $51.6 million compared to $27.9 million for the nine months ended September 30, 2020. The increase in depreciation is due to the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.

Interest expense was $41.9 million in the nine months ended September 30, 2021, compared to $29.5 million in the nine months ended September 30, 2020. The increase in interest expense was due to the increase in debt following the drawdown of $636.5 million in aggregate under the $629 Million Facility between July 2020 and May 2021; the drawdown of the $156.4 million under the Flex Amber Sale and Leaseback in October 2020; and the drawdown of $100 million under the $125 Million Facility, for Flex Volunteer.

The Company recorded a net gain on derivatives of $11.0 million in the nine months ended September 30, 2021, compared to a net loss of $26.4 million in the same period in 2020. The net gain of $11.0 million in the nine months ended September 30, 2021, consists primarily of an unrealized gain of $16.2 million due to improved interest rates and amortization of such derivatives changing our fair value of derivatives and we have also realized a cost $5.2 million representing the net interest on settlement of swaps rates during the same period. In 2020, there was an unrealized loss of $24.5 million due to changes in the fair value of derivatives with a realized cost of $1.9 million during the period.

The Company reported a net income of $92.8 million and earnings per share of $1.74 for the nine months ended September 30, 2021, compared to a net loss of $17.7 million and loss per share of $0.33 for the nine months ended September 30, 2020.

Adjusted EBITDA3 for the nine months ended September 30, 2021, was $175.3 million compared to $67.1 million for the nine months ended September 30, 2020.

Adjusted net income3 for the nine months ended September 30, 2021, was $81.9 million and adjusted earnings per share $1.53, compared to an adjusted net income of $9.8 million and adjusted earnings per share of $0.18 for the nine months ended September 30, 2020.

The time charter equivalent rate3 for the nine months ended September 30, 2021, was $67,048 per day compared to $53,070 per day for the nine months ended September 30, 2020.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. Third Quarter Results 2021

Cash Flow for the three months ended September 30, 2021, and June 30, 2021
Total cash, cash equivalents and restricted cash was $138.2 million as at September 30, 2021, a decrease of $6.0 million during the third quarter 2021.

Net cash provided by operating activities in the third quarter 2021 was $44.3 million, compared to $47.3 million in the second quarter 2021. Net cash provided by operating activities for the third quarter 2021 included net income, after adjusting for non-cash items, of $49.7 million, compared to $29.7 million in the second quarter 2021. The Company had negative working capital adjustments of $5.4 million for the third quarter 2021, compared to positive working capital adjustments of $17.6 million in the second quarter 2021.

Net cash provided by investing activities in the third quarter 2021 was $0.3 million, compared to $129.3 million used in the second quarter 2021. In the second quarter 2021, the Company took delivery of Flex Vigilant making a final payment of $127.0 million and had a total additional capital expenditure of $2.3 million.

Net cash used in financing activities was $50.6 million in the third quarter 2021, compared to $87.1 million provided by the second quarter 2021. Net cash used in financing activities in the third quarter 2021 includes regular repayments of long-term debt of $26.5 million, dividend payments of $21.3 million, the purchase of treasury shares of $2.2 million and amortization of the revolving credit facility of $0.7 million.

Balance Sheet as at September 30, 2021
In the nine months ended September 30, 2021, there were additions of $555.5 million to vessels and equipment primarily due to delivery of Flex Freedom, Flex Volunteer and Flex Vigilant in 2021. This was offset by a depreciation charge of $51.6 million, bringing the balance of vessels and equipment to $2,360.4 million as at September 30, 2021 compared to $1,856.5 million as at December 31, 2020.

In the nine months ended September 30, 2021, we completed our newbuilding program and all of our vessel purchase prepayments of $289.6 million as at December 31, 2020, were fully transferred to vessels and equipment, upon delivery of Flex Freedom, Flex Volunteer and Flex Vigilant.

As at September 30, 2021, total long-term debt was $1,607.2 million, compared to $1,401.5 million as at December 31, 2020. The increase in debt is related to the drawdown of $123.3 million under the $629 Million Facility; drawdown of $125 million under the $125 Million Facility; drawdown of $20 million under the $100 Million Facility addendum; and amortization of debt issuance costs of $3.7 million. This was offset by regular repayments of debt of $59.0 million, $2.0 million relating to the scheduled reduction of the revolving tranche of the $100 Million Facility and $5.3 million of capitalized debt issuance costs. As at September 30, 2021, the current portion of long-term debt was $80.6 million compared to $64.5 million as at December 31, 2020.

7	Flex LNG Ltd. Third Quarter Results 2021

Finance update
In November 2021, the Company signed a sale and charterback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Charterback"). Under the terms of the memorandum of agreement and bareboat charter, the vessel will be sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million, adjusted for Charterers' down payment of $55 million for the ten-year charter period. At the end of the ten-years, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel will be chartered back to the Company on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction remains subject to customary closing conditions, and is expected to complete in the fourth quarter 2021. Upon closing of the transaction, a portion of the proceeds will be used to prepay the outstanding balances under the $125 Million Facility, which will result in net proceeds of approximately $37.7 million after fees and expenses.

In November 2021, in connection with the above Flex Volunteer Sale and Charterback, the Company terminated the associated interest rate swap agreement, which had a notional principal of $40.6 million and fixed interest rate of 0.45%. This resulted in net proceeds to the company of $0.9 million.

As at September 30, 2021, the Company had cash and cash equivalents of $138.1 million, which includes fully drawn revolving credit facilities, under the $100 Million Facility and the $125 Million Facility, of $89.7 million.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at September 30, 2021, the Company has fixed the interest rate on a total amortized notional principal of $720.0 million with a weighted average fixed interest rate of 1.13%. For more information see Note 11: Financial Instruments.

8	Flex LNG Ltd. Third Quarter Results 2021

LNG Market Update
The spot LNG freight market remained relatively conducive in the third quarter despite a lack of spot fixtures. This is due to most charterers engaging in long term agreements and re-lets, therefore reducing the demand for spot fixtures. After a relatively stagnant August and September, the market began to improve towards the end of September with rapidly increasing freight rates, this trend continuing into October and November 2021. Since the beginning of November, the freight market has been steadily increasing and the current assessment from Affinity shows rates of $220,000 per day in the Atlantic and Middle East, while Pacific rates are edging towards $240,000 per day. Additionally, ballast bonus conditions are proving more favorable than round trip voyages, particularly in the Pacific. This has resulted in the TCE being generally higher than headline rates, unless there is waiting or idle time for owner’s account.

The disconnect we noted in our second quarter report, between a very bullish term market and a somewhat softer spot market, has dissipated. One of the key drivers for higher freight rates has been a widening of the West-East (Dutch European Title Transfer Facility ("TTF") vs. Japan/Korea Marker (“JKM”)) spread. During the summer, the TTF and JKM were aligned, with the spread fluctuating between a $1 to $3 per metric million British thermal units ("mmbtu"), putting a cap on spot freight rates. Following the announcement from the Russian President Vladimir Putin, promising an increase in Russian pipeline flows in October, European gas prices have decreased. The arbitrage between Europe and Asia has significantly increased with the spread estimated to be $5-7 per mmbtu, despite Gazprom continuing to hold back export volumes to Europe. This means the marginal cargoes have been more concentrated in the East, Brazil and Argentina. This has resulted in tonne/mileage increasing by 18% year-on-year, according to industry estimates.

So far this year, LNG export growth has increased by approximately. 7%, reporting a rise in exports of around 17 million tonnes ("MT") in comparison to 2020, according to Kpler data. As a result, annual growth is estimated to be 20 MT. This is marginally below our ~24 MT forecast, presented in our third quarter presentation on November 17, 2020. Supply disruptions in Nigeria and Trinidad & Tobago are the main reason for the shortfall.

The main driver of export growth this year is in the US which has grown LNG exports by 22 MT by the end of October 2021 when compared to the same period in October 2020, according to Kpler. This represents 130% of the overall global LNG export growth. There were two key contributors for the rapid rise in US trade. Firstly, there has been no commercial cargo cancellations, in comparison to an estimated 180 cargo cancellations in the previous period. This represented a loss in exports of around 13.5 MT. Secondly, the market has experienced significant organic growth of LNG exports due to an increase of capacity. US cargoes are beneficial for freight demand as these cargoes typically travel longer distances to end consumers when compared to the average LNG cargo.

The market has also experienced rising demand,with growth primarily driven by China. At the end of October, Chinese imports had risen by 10 MT (17.5%) compared to October 2020. China has now surpassed Japan as the world’s largest LNG importer, according to Kpler data. LNG demand in South Korea has also been strong with an

9	Flex LNG Ltd. Third Quarter Results 2021

even more impressive 19% growth adding 6 MT compared to October 2020. The outlier is Brazil, which has grown its imports by a staggering 350%, growing from 1.4 MT to 6.2 MT. The high import growth in Brazil is caused by drought, affecting hydro balances adversely due to La Niña conditions.

Looking ahead, the shipping market remains tight for the rest of the year with very limited vessel availability in the spot market. Portfolio players and traders have pulled back ships available for re-lets which were more readily available in the spot market during the summer. Winter weather conditions will inevitably play a major role in the length of the spot market spike. Other key factors will be the JKM-TTF spread which will be affected by Gazprom’s export volumes to Europe as well as potential shortage of gas in Europe along with Panama Canal congestion. As of November 9, the waiting time is 18 days for LNG carriers without slot reservation both on southbound and northbound journeys, according to Panama Canal Authorities. This will result in either higher tonne-time (i.e. more waiting time) or higher tonne-mileage, if charterers are re-routing their ships through Cape of Good Hope or the Suez Canal. Both higher tonne-time and tonne-mileage has a positive impact on the freight market.

10	Flex LNG Ltd. Third Quarter Results 2021

Third Quarter 2021 Result Presentation
Flex LNG will release its financial results for the third quarter 2021 on Tuesday November 16, 2021.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/hp8mpf3s

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 210 33 922
United Kingdom: +44 (0) 203 0095 709
United Kingdom (local): 0844 493 6766
United States, New York: +1 646 787 1226
United States: +1 866 280 1157

Confirmation Code: 8217249

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

11	Flex LNG Ltd. Third Quarter Results 2021

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political

12	Flex LNG Ltd. Third Quarter Results 2021

conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

13	Flex LNG Ltd. Third Quarter Results 2021

Board of Directors of Flex LNG Ltd.

November 16, 2021

David McManus
Chairman of the Board of Directors

Steen Jakobsen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

14	Flex LNG Ltd. Third Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2021	2021	2020	2021	2020
Vessel operating revenues		81,756	65,843	33,147	228,859	97,092
Voyage expenses		(20)	(981)	(1,121)	(2,297)	(2,643)
Vessel operating expenses		(15,503)	(15,464)	(8,545)	(45,218)	(22,546)
Administrative expenses		(1,658)	(2,525)	(1,570)	(5,910)	(4,709)
Depreciation	7	(18,200)	(17,125)	(10,704)	(51,561)	(27,875)
Operating income		46,375	29,748	11,207	123,873	39,319
Interest income		8	5	8	20	151
Interest expense		(14,322)	(14,009)	(9,945)	(41,856)	(29,548)
Gain/(loss) on derivatives	10	865	(2,783)	2,116	11,017	(26,435)
Foreign exchange (loss)/gain		(78)	(147)	503	(121)	(1,079)
Other financial items		(50)	(45)	(23)	(130)	(59)
Income/(loss) before tax		32,798	12,769	3,866	92,803	(17,651)
Income tax benefit/(expense)		8	(28)	(44)	(28)	(61)
Net income/(loss)		32,806	12,741	3,822	92,775	(17,712)

Earnings/(loss) per share:
Basic and Diluted	3	0.62	0.24	0.07	1.74	(0.33)

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2021	2021	2020	2021	2020
Net income/(loss)		32,806	12,741	3,822	92,775	(17,712)
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income/(loss)		32,806	12,741	3,822	92,775	(17,712)

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. Third Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		September 30,	June 30,	December 31,
	Note	2021	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	138,116	144,151	128,878
Restricted cash	4	47	56	84
Inventory		5,915	4,075	3,656
Other current assets	5	12,503	8,886	25,061
Receivables due from related parties	12	164	522	166
Total current assets		156,745	157,690	157,845

Non-current assets
Derivative instruments	10	3,877	3,100	109
Vessel purchase prepayment		—	—	289,600
Vessels and equipment, net	7	2,360,418	2,378,876	1,856,461
Other fixed assets		4	4	5
Total non-current assets		2,364,299	2,381,980	2,146,175
Total Assets		2,521,044	2,539,670	2,304,020

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	80,598	77,674	64,466
Derivative instruments	10	11,036	12,958	23,434
Payables due to related parties	12	413	376	312
Accounts payable		3,430	665	3,373
Other current liabilities	6	37,520	40,624	40,247
Total current liabilities		132,997	132,297	131,832

Non-current liabilities
Long-term debt	8,9	1,526,593	1,555,348	1,337,013
Total non-current liabilities		1,526,593	1,555,348	1,337,013
Total Liabilities		1,659,590	1,687,645	1,468,845

Equity
Share capital (September 30, 2021: 54,110,584 (June 30, 2021: 54,110,584) (December 31, 2020: 54,110,584) shares issued, par value $0.10 per share)	13	5,411	5,411	5,411
Treasury shares at cost (September 30, 2021: 980,000 (June 30, 2021: 827,344) (December 31, 2020: 202,797))	14	(9,449)	(7,297)	(1,661)
Additional paid in capital	15	1,190,313	1,190,251	1,190,333
Accumulated deficit		(324,821)	(336,340)	(358,908)
Total equity		861,454	852,025	835,175
Total Equity and Liabilities		2,521,044	2,539,670	2,304,020

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Third Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2021	2021	2020	2021	2020

OPERATING ACTIVITIES
Net income/(loss)		32,806	12,741	3,822	92,775	(17,712)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,200	17,125	10,705	51,561	27,876
Amortization of debt issuance costs		1,298	1,215	615	3,678	1,478
Share-based payments	15	62	(154)	73	(20)	210
Foreign exchange loss/(gain)		68	147	(503)	111	1,079
Change in fair value of derivative instruments	10	(2,699)	1,085	(3,530)	(16,166)	24,491
Prepaid financing costs		—	—	6,002	—	12,540
Capitalized debt issuance costs		—	(2,340)	(7,343)	(4,029)	(7,343)
Other		(47)	(135)	226	(155)	371
Changes in operating assets and liabilities, net:
Inventory		(1,840)	1,402	(1,185)	(2,259)	(1,737)
Trade accounts receivable, net	5	(2,491)	—	(2,028)	1,559	2,698
Accrued income	5	(1,113)	(3,080)	(1,295)	962	841
Prepaid expenses	5	(1,244)	5,034	757	7,565	(8,606)
Other receivables	5	1,231	1,045	1,022	2,472	(981)
Receivables due from related parties	12	358	95	432	2	(32)
Payables due to related parties	12	37	(201)	220	101	524
Accounts payable		2,765	(4,457)	1,655	57	1,365
Accrued expenses	6	(4,163)	2,131	4,938	(3,063)	1,850
Deferred charter revenue	6	2,556	13,198	5,230	(1,179)	(1,228)
Other current liabilities	6	(1,339)	2,463	77	1,575	96
Provisions	6	(158)	(17)	(187)	(60)	(95)
Net cash provided by operating activities		44,287	47,297	19,703	135,487	37,685

INVESTING ACTIVITIES
Purchase of other fixed assets		(2)	—	—	(4)	—
Vessel purchase prepayments		—	—	(17,818)	—	(17,818)
Additions to vessels and equipment, net		260	(129,321)	(414,633)	(265,913)	(414,527)
Net cash provided by/(used in) investing activities		258	(129,321)	(432,451)	(265,917)	(432,345)

FINANCING ACTIVITIES
Purchase of treasury shares	14	(2,152)	(379)	—	(7,788)	—
Repayment of long-term debt	9	(26,472)	(12,519)	(9,340)	(58,986)	(26,215)
Proceeds from revolving credit facility	9	69,738	90,395	—	251,186	48,684
Repayment of revolving credit facility	9	(70,395)	(91,053)	—	(208,158)	(49,342)
Proceeds from long-term debt	9	—	123,290	387,400	223,290	387,400
Financing costs		—	(1,269)	(6,002)	(1,269)	(12,540)
Dividends paid	3	(21,287)	(21,316)	—	(58,688)	(5,411)
Net cash (used in)/provided by financing activities		(50,568)	87,149	372,058	139,587	342,576

17	Flex LNG Ltd. Third Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2021	2021	2020	2021	2020

Effect of exchange rate changes on cash		(21)	(12)	510	44	(1,201)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(6,044)	5,113	(40,180)	9,201	(53,285)

Cash, cash equivalents and restricted cash at the beginning of the period	4	144,207	139,094	115,993	128,962	129,098
Cash, cash equivalents and restricted cash at the end of the period	4	138,163	144,207	75,813	138,163	75,813

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Third Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Nine months ended		Year ended
	September 30,	September 30,	December 31,
	2021	2020	2020

Number of shares outstanding
At beginning of period	53,907,787	54,110,584	54,110,584
Shares issued	—	—	—
Treasury shares purchased	(777,203)	—	(202,797)
At end of period	53,130,584	54,110,584	53,907,787

Share capital
At beginning of period	5,411	5,411	5,411
At end of period	5,411	5,411	5,411

Treasury shares
At beginning of period	(1,661)	—	—
Treasury shares purchased at cost	(7,788)	—	(1,661)
At end of period	(9,449)	—	(1,661)

Additional paid in capital
At beginning of period	1,190,333	1,190,049	1,190,049
Stock option expense	(20)	210	284
At end of period	1,190,313	1,190,259	1,190,333

Accumulated deficit
At beginning of period	(358,908)	(356,195)	(356,195)
Net income/(loss)	92,775	(17,712)	8,105
Dividends paid	(58,688)	(5,411)	(10,818)
At end of period	(324,821)	(379,318)	(358,908)

Total equity	861,454	816,352	835,175

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Third Quarter Results 2021

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2020 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

20	Flex LNG Ltd. Third Quarter Results 2021

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net income/(loss)	32,806	12,741	3,822	92,775	(17,712)

Weighted average number of ordinary shares	53,178,392	53,307,183	54,110,584	53,383,041	54,110,584
Share options	47,781	156,000	186,000	19,014	—
Weighted average number of ordinary shares, adjusted for dilution	53,226,173	53,463,183	54,296,584	53,402,055	54,110,584

Net earnings per share:
Basic	0.62	0.24	0.07	1.74	(0.33)
Diluted	0.62	0.24	0.07	1.74	(0.33)

Dividends paid per share	(0.40)	(0.40)	—	(1.20)	(0.10)

In August 2021, the Company’s Board of Directors declared a cash dividend for the second quarter of 2021 of $0.40 per share. The dividend was paid on September 16, 2021, to shareholders on record as of September 2, 2021.

21	Flex LNG Ltd. Third Quarter Results 2021

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2021	2021	2020
Cash and cash equivalents	138,116	144,151	128,878
Restricted cash	47	56	84
	138,163	144,207	128,962

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2021	2021	2020
Trade accounts receivable, net	2,491	—	4,050
Accrued income	5,062	3,949	6,024
Prepaid expenses	3,779	2,535	11,344
Other receivables	1,171	2,402	3,643
	12,503	8,886	25,061

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2021	2021	2020
Accrued expenses	10,950	15,113	14,013
Deferred charter revenue	24,162	21,606	25,341
Other current liabilities	1,632	2,971	57
Provisions	776	934	836
	37,520	40,624	40,247

22	Flex LNG Ltd. Third Quarter Results 2021

Note 7: Vessels and equipment, net
Movements in the nine months ended September 30, 2021 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2021	1,919,441	25,000	1,944,441
Additions	180	—	180
Newbuildings	547,832	7,500	555,332
At September 30, 2021	2,467,453	32,500	2,499,953

Accumulated depreciation
At January 1, 2021	(80,370)	(7,610)	(87,980)
Charge	(46,929)	(4,626)	(51,555)
At September 30, 2021	(127,299)	(12,236)	(139,535)

Net book value
At January 1, 2021	1,839,071	17,390	1,856,461
At September 30, 2021	2,340,154	20,264	2,360,418

In January 2021, the Company successfully took delivery of its eleventh LNG carrier, Flex Freedom, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. in South Korea. Flex Freedom was capitalized at a cost of $189.1 million, of which $181.6 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $3.1 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In January 2021, the Company successfully took delivery of its twelfth LNG carrier, Flex Volunteer, which was constructed at HSHI in South Korea. Flex Volunteer was capitalized at a cost of $182.9 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $2.9 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In May 2021, the Company successfully took delivery of its thirteenth LNG carrier, Flex Vigilant, which was constructed at HSHI in South Korea. Flex Vigilant was capitalized at a cost of $183.4 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $3.4 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

23	Flex LNG Ltd. Third Quarter Results 2021

Note 8: Capital commitments

Capital commitments for the Company as at September 30, 2021 are detailed in the table below:

(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Long-term debt obligations	85,281	86,081	366,594	70,074	419,828	598,730	1,626,588
Total	85,281	86,081	366,594	70,074	419,828	598,730	1,626,588

Note 9: Long-term debt

$100 Million Facility
In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As of September 30, 2021, the revolving tranche of the $100 Million Facility of $64.7 million was fully drawn. This is split as $44.7 million and $20.0 million between the amortizing and non-amortizing portions, respectively.

$125 Million Facility
In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer.

As of September 30, 2021, the revolving tranche of the $125 Million Facility of $25.0 million was fully drawn.

$629 Million Facility
In May 2021, the Company drew down $123.3 million under the $629 Million Facility upon delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into a total of 18 interest rate swap transactions, whereby LIBOR on an amortized notional principal of $720.0 million as per September 30, 2021 (December 31, 2020: $759.1 million), has been swapped to a fixed rate.

In March 2021, the Company terminated two swap transactions with notional principals of $83.3 million and $25.0 million and fixed rates of 0.45% and 2.00% respectively. The Company used the total net proceeds from settling the swaps to enter into one new interest rate swap transaction, whereby LIBOR on a notional principal of $25.0 million was swapped to a fixed rate of interest at 0.35%.

24	Flex LNG Ltd. Third Quarter Results 2021

In June 2021, the Company entered into a swap transaction, whereby LIBOR on a notional principal of $50.0 million was swapped to a fixed interest rate of 0.74%

Our interest rate swap contracts as of September 30, 2021, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	47,500	August 2020	August 2025	0.35%
Receiving floating, pay fixed	23,750	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	48,125	October 2020	October 2025	0.41%
Receiving floating, pay fixed	40,625	February 2021	February 2026	0.45%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
Receiving floating, pay fixed	50,000	June 2021	November 2025	0.74%
	720,000

As of September 30, 2021, the Company recorded a derivative instrument liability of $11.0 million (December 31, 2020: $23.4 million) and recorded a derivative instrument asset of $3.9 million (December 31, 2020: $0.1 million) in relation to these interest rate swaps.

The Company recorded a gain on the interest rate swaps of $0.9 million in the three months ended September 30, 2021, which includes an unrealized gain of $2.7 million. This compares to a gain on the interest swaps for the three months ended September 30, 2020 was $2.1 million, which includes an unrealized gain of $3.5 million.

In the three months ended June 30, 2021, the Company recorded a loss of $2.8 million, of which $1.1 million was unrealized loss.

The Company recorded a gain on the interest rate swaps of $11.0 million in the nine months ended September 30, 2021, which includes an unrealized gain of $16.2 million. This compares to a loss on the interest swaps for the nine months ended September 30, 2020 of $26.4 million, which includes an unrealized loss of $24.5 million.

25	Flex LNG Ltd. Third Quarter Results 2021

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at September 30, 2021 and December 31, 2020, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

26	Flex LNG Ltd. Third Quarter Results 2021

(figures in thousands of $)		September 30,	September 30,	December 31,	December 31,
		2021	2021	2020	2020
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	138,116	138,116	128,878	128,878
Restricted cash	Level 1	47	47	84	84
Derivative instruments receivable	Level 2	3,877	3,877	109	109
Derivative instruments payable	Level 2	11,036	11,036	23,434	23,434
Floating rate debt	Level 2	1,334,658	1,352,046	1,120,172	1,135,616
Fixed rate debt	Level 2	272,533	287,103	281,307	306,621

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2021.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A) and DNB (S&P Global rating: AA-).

27	Flex LNG Ltd. Third Quarter Results 2021

Note 12: Related party transactions
Related Party Balances
A summary of balances due from/(to) related parties at September 30, 2021, June 30, 2021 and December 31, 2020 are as follows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2021	2021	2020
Seatankers Management Co. Ltd	(61)	(22)	—
Seatankers Management Norway AS	(19)	—	—
Frontline Ltd	99	486	135
Frontline Management (Bermuda) Limited	30	(43)	(29)
Frontline Corporate Services Ltd	(35)	(8)	(13)
Frontline Management AS	(66)	(66)	(33)
Flex LNG Fleet Management AS	(231)	(237)	(234)
SFL Corporation Ltd	—	—	(2)
Northern Ocean Limited	35	36	31
Golden Ocean Management AS	(1)	—	(1)
Related party balance	(249)	146	(146)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Seatankers Management Co. Ltd	(61)	(61)	(100)	(83)	(212)
Seatankers Management Norway AS	(15)	(22)	(20)	(60)	(60)
Frontline Ltd	—	—	27	—	27
Frontline Management (Bermuda) Limited	(58)	(76)	(42)	(191)	(87)
Frontline Management AS	(54)	(62)	(30)	(184)	(111)
Flex LNG Fleet Management AS	(758)	(755)	(533)	(2,424)	(952)
SFL Corporation Ltd	—	—	—	—	(1)
FS Maritime SARL	(46)	(167)	(96)	(303)	(171)
Northern Ocean Limited	2	2	—	5	—
Golden Ocean Management AS	(1)	—	—	(1)	—
Total related party transactions	(991)	(1,142)	(794)	(3,241)	(1,567)

We lease office space in Oslo, Norway from Seatankers Management Norway AS.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

28	Flex LNG Ltd. Third Quarter Results 2021

We have administrative services agreements with Frontline Management (Bermuda) Limited and Frontline Management AS under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS, or other associated companies from time to time.

Flex LNG Fleet Management AS are responsible for the technical ship management of all our vessels. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $272,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended September 30, 2021, we paid $0.8 million to Flex LNG Fleet Management AS for these services (June 30, 2021: $0.8 million).

We have a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF 437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred.

In January 2021, the Company made a final payment of $130.5 million to a related party of Geveran Trading Co. Ltd. ("Geveran") upon delivery of our eleventh LNG carrier, Flex Freedom. In December 2020, the Company pre-positioned and deposited $125.8 million of the $130.5 million final payment into escrow accounts, which were released for payment upon delivery of the vessel in January 2021.

In January 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our twelfth LNG carrier, Flex Volunteer.

In May 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our thirteenth LNG carrier, Flex Vigilant.

Note 13: Share capital
The Company had an issued share capital at September 30, 2021 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2020: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

29	Flex LNG Ltd. Third Quarter Results 2021

Note 14: Treasury shares
Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program, which commenced on November 19, 2020, from $10.00 to $15.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged.

In the nine months ended September 30, 2021, we repurchased 777,203 shares at an aggregate cost of $7.8 million, with a weighted average of $10.02 per share, pursuant to the buy-back program.

At September 30, 2021, we have repurchased an aggregate of 980,000 shares at a cost of $9.4 million, with a weighted average of $9.64 per share, pursuant to the buy-back program. At September 30, 2021, the remaining shares that could be purchased under the buy-back program was 3,130,584.

The share buy-back program, which commenced on November 19, 2020, will end on November 19, 2021.

Note 15: Share based compensation
In June 2021, the Company reversed the previously recognized compensation cost of 30,000 share options due to forfeitures of these awards due to personnel leaving, three months after the requisite service period ended, pursuant to the Company's share option award policy.
In August, 2021, the Company issued 585,000 share options to members of top management. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire.

Note 16: Subsequent events
In November 2021, the Company entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels will be delivered during the first quarter 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two year periods. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

30	Flex LNG Ltd. Third Quarter Results 2021

In November 2021, the Company signed a sale and charterback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Charterback"). Under the terms of the memorandum of agreement and bareboat charter, the vessel will be sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million, adjusted for Charterers' down payment of $55 million for the ten-year charter period. At the end of the ten-years, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel will be chartered back to the Company on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction remains subject to customary closing conditions, and is expected to complete in the fourth quarter 2021. Upon closing of the transaction, a portion of the proceeds will be used to prepay the outstanding balances under the $125 Million Facility, which will result in net proceeds of approximately $37.7 million after fees and expenses.

In November 2021, in connection with the above Flex Volunteer Sale and Charterback, the Company terminated the associated interest rate swap agreement, which had a notional principal of $40.6 million and fixed interest rate of 0.45%. This resulted in net proceeds to the company of $0.9 million.

On November 15, 2021, the Company’s Board of Directors declared a cash dividend for the third quarter of 2021 of $0.75 per share. The dividend will be paid on or around December 15, 2021, to shareholders on record as of December 1, 2021. The ex-dividend date will be November 30, 2021.

31	Flex LNG Ltd. Third Quarter Results 2021

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net income/(loss)	32,806	12,741	3,822	92,775	(17,712)
Interest income	(8)	(5)	(8)	(20)	(151)
Interest expense	14,322	14,009	9,945	41,856	29,548
Income tax expense	(8)	28	44	28	61
Depreciation	18,200	17,125	10,704	51,561	27,875
EBITDA	65,312	43,898	24,507	186,200	39,621
Loss/(gain) on derivatives	(865)	2,783	(2,116)	(11,017)	26,435
Foreign exchange loss/(gain)	78	147	(503)	121	1,079
Adjusted EBITDA	64,525	46,828	21,888	175,304	67,135

32	Flex LNG Ltd. Third Quarter Results 2021

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

33	Flex LNG Ltd. Third Quarter Results 2021

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net income/(loss)	32,806	12,741	3,822	92,775	(17,712)
Loss/(gain) on derivatives	(865)	2,783	(2,116)	(11,017)	26,435
Foreign exchange loss/(gain)	78	147	(503)	121	1,079
Adjusted net income	32,019	15,671	1,203	81,879	9,802

Weighted average number of ordinary shares	53,178,392	53,307,183	54,110,584	53,383,041	54,110,584
Denominator for diluted earnings per share	53,226,173	53,463,183	54,296,584	53,402,055	54,110,584

Adjusted basic earnings per share	0.60	0.29	0.02	1.53	0.18
Adjusted diluted earnings per share	0.60	0.29	0.02	1.53	0.18

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Vessel operating revenues	81,756	65,843	33,147	228,859	97,092
Less:
Voyage expenses	(20)	(981)	(1,121)	(2,297)	(2,643)
Time charter equivalent income	81,736	64,862	32,026	226,562	94,449

34	Flex LNG Ltd. Third Quarter Results 2021

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Time charter equivalent income	81,736	64,862	32,026	226,562	94,449

Fleet onhire days	1,196	1,123	688	3,379	1,780
Time charter equivalent rate	68,341	57,780	46,569	67,048	53,070

35	Flex LNG Ltd. Third Quarter Results 2021